Mail Stop 6010

July 26, 2007

Mr. Ulrich Gottschling
Chief Financial Officer
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, California 92705

        RE: SRS Labs, Inc.
                 Form 10-K for the year ended December 31, 2006
                 File No. 0-21123

Dear Mr. Gottschling:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                           Sincerely,

                           Martin F. James
                           Senior Assistant Chief Accountant